UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 22)

Under the Securities Exchange Act of 1934

Crown Crafts, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

228309100

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P.

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

Copy to:

Jeffrey S. Tullman, Esq.

Kane Kessler, P.C.

1350 Avenue of the Americas, 26th Floor

New York, New York 10019

(212) 541-6222

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2013

  (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐ .

CUSIP No. 228309100	13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 222,339 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 222,339 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,339 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 228309100	13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 395,518 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 395,518 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,518 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 228309100	13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 617,857 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 617,857 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,857 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 228309100	13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 228309100	13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000 (See Item 5)
	8	SHARED VOTING POWER 617,857
	9	SOLE DISPOSITIVE POWER 2,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 617,857
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 619,857 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 228309100	13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 617,857 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 617,857 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,857 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 228309100	13D/A	Page 8 of 10 Pages

This Amendment No. 22 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on May 17, 2002, as further amended by Amendment No. 1 filed on January 28, 2003, as further amended by Amendment No. 2 filed on February 20, 2003, as further amended by Amendment No. 3 filed on May 12, 2003, as further amended by Amendment No. 4 filed on June 28, 2007, as further amended by Amendment No. 5 filed on July 31, 2007, as further amended by Amendment No. 6 filed on October 11, 2007, as further amended by Amendment No. 7 filed on December 4, 2007, as further amended by Amendment No. 8 filed on June 30, 2008, as further amended by Amendment No. 9 filed on July 7, 2008, as further amended by Amendment No. 10 filed on August 18, 2009, as further amended by Amendment No. 11 filed on May 3, 2010, as further amended by Amendment No. 12 filed on June 28, 2010, as further amended by Amendment No. 13 filed on January 10, 2011, as further amended by Amendment No. 14 filed on May 26, 2011, as further amended by Amendment No. 15 filed on June 1, 2011, as further amended by Amendment No. 16 filed on July 18, 2011, as further amended by Amendment No. 17 filed on August 16, 2011, as further amended by Amendment No. 18 filed on December 10, 2012, as further amended by Amendment No. 19 filed on December 21, 2012 as, further amended by Amendment No. 20 filed on January 9, 2013, and as further amended by Amendment No. 21 filed on January 29, 2013 (collectively, the “Schedule 13D”) by the Wynnefield Reporting Persons (as defined in the Schedule 13D) with respect to shares of common stock, par value $0.01 (the “Common Stock”) of Crown Crafts, Inc. (the “Issuer”), whose principal executive offices are located at 916 South Burnside Avenue, Gonzales, Louisiana 70737. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $1,830,360 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) and (c) As of  February 7, 2013, the Wynnefield Reporting Persons beneficially owned in the aggregate 619,857 shares of Common Stock, constituting approximately 6.3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 9,804,248 shares of Common Stock outstanding as of October 31, 2012, as set forth in the Issuer’s most recent report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 13, 2012).

Name	Number of Common Stock	Percentage of Outstanding Common Stock

Partners	222,339	2.3%

Partners I	395,518	4.0%

Plan	2,000.02%

WCM is the sole general partner of Partners and Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Partners and Partners I beneficially own. WCM, as the sole general partner of Partners and Partners I, has the sole power to direct the voting and disposition of the Common Stock that Partners and Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that the Fund beneficially owns. WCI, as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the Common Stock that the Fund beneficially owns. Messrs. Obus and Landes are the executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Messrs. Obus and Landes, as executive officers of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

CUSIP No. 228309100	13D/A	Page 9 of 10 Pages

The Plan is an employee profit sharing plan. Mr. Obus is the portfolio manager of the Plan and has the sole authority to direct the voting and the disposition of the shares of Common Stock that the Plan beneficially owns. Accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Plan may be deemed to beneficially own.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 619,857 Common Stock, constituting approximately 6.3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 9,804,248 shares of Common Stock outstanding as of October 31, 2012, as set forth in the Issuer’s most recent report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 13, 2012).

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of the Wynnefield Reporting Persons disclaims any beneficial ownership of the shares of Common Stock covered by this Schedule 13D except to the extent of their individual respective pecuniary interest in such securities.

The Wynnefield Reporting Persons have sold shares of Common Stock in open market transactions with brokers during the last 60 days, as follows:

Name	Date	Number of Shares	Price Per Share

Partners	December 10, 2012	6,674	$5.90
Partners I	December 10, 2012	9,857	$5.90
Fund	December 10, 2012	5,569	$5.90
Partners	December 11, 2012	2,265	$5.91
Partners I	December 11, 2012	3,345	$5.91
Fund	December 11, 2012	1,890	$5.91
Partners	December 12, 2012	1,117	$5.61
Partners I	December 12, 2012	1,650	$5.61
Fund	December 12, 2012	933	$5.61
Partners	December 14, 2012	679	$5.30
Partners I	December 14, 2012	1,002	$5.30
Fund	December 14, 2012	566	$5.30
Partners	December 18, 2012	906	$5.10
Partners I	December 18, 2012	1,338	$5.10
Fund	December 18, 2012	756	$5.10
Partners	December 19, 2012	68	$5.10
Partners I	December 19, 2012	101	$5.10
Fund	December 19, 2012	56	$5.10
Partners	December 20, 2012	14,315	$5.10
Partners I	December 20, 2012	21,188	$5.10
Fund	December 20, 2012	11,897	$5.10
Partners	December 21, 2012	3,533	$5.03
Partners I	December 21, 2012	5,230	$5.03
Fund	December 21, 2012	2,937	$5.03
Partners	December 27, 2012	23,563	$4.98
Partners I	December 27, 2012	34,762	$4.98
Partners	December 28, 2012	3,515	$5.00
Partners I	December 28, 2012	5,185	$5.00
Partners	December 31, 2012	4,444	$4.97
Partners I	December 31, 2012	6,556	$4.97
Partners	January 2, 2013	13,783	$5.08
Partners I	January 2, 2013	20,417	$5.08
Partners	January 2, 2013	7,657	$5.04
Partners I	January 2, 2013	11,343	$5.04
Partners	January 3, 2013	1,167	$5.00
Partners I	January 3, 2013	1,833	$5.00
Partners	January 4, 2013	14,354	$4.95
Partners I	January 4, 2013	22,546	$4.95
Partners	January 4, 2013	7,780	$5.00
Partners I	January 4, 2013	12,220	$5.00
Partners	January 7, 2013	15,171	$5.02
Partners I	January 7, 2013	23,829	$5.02
Partners	January 8, 2013	5,835	$5.01
Partners I	January 8, 2013	9,165	$5.01
Partners	January 9, 2013	19,450	$5.00
Partners I	January 9, 2013	30,550	$5.00
Partners	January 11, 2013	1,284	$5.03
Partners I	January 11, 2013	2,016	$5.03
Partners	January 14, 2013	2,702	$5.01
Partners I	January 14, 2013	4,298	$5.01
Partners	January 15, 2013	1,155	$5.00
Partners I	January 15, 2013	1,845	$5.00
Partners	January 16, 2013	2,695	$5.02
Partners I	January 16, 2013	4,305	$5.02
Partners	January 18, 2013	1,155	$5.00
Partners I	January 18, 2013	1,845	$5.00
Partners	January 22, 2013	3,850	$5.02
Partners I	January 22, 2013	6,150	$5.02
Partners	January 23, 2013	539	$4.96
Partners I	January 23, 2013	861	$4.96
Partners	January 23, 2013	47,971	$4.95
Partners I	January 23, 2013	76,629	$4.95
Partners	January 24, 2013	9,625	$4.95
Partners I	January 24, 2013	15,375	$4.95
Partners	January 24, 2013	1,732	$4.95
Partners I	January 24, 2013	2,768	$4.95
Partners	January 25, 2013	5,074	$4.95
Partners I	January 25, 2013	8,105	$4.95
Partners	January 29, 2013	4,866	$5.10
Partners I	January 29, 2013	7,774	$5.10
Partners	January 30, 2013	3,609	$5.15
Partners I	January 30, 2013	5,765	$5.15
Partners	January 31, 2013	63,267	$5.15
Partners I	January 31, 2013	101,064	$5.15
Partners	February 1, 2013	2,999	$5.23
Partners I	February 1, 2013	4,790	$5.23
Partners	February 4, 2013	3,039	$5.20
Partners I	February 4, 2013	4,833	$5.20
Partners	February 5, 2013	910	$5.20
Partners I	February 5, 2013	1,453	$5.20
Partners	February 6, 2013	3,492	$5.24
Partners I	February 6, 2013	5,579	$5.24

On December 26, 2012, the Fund transferred 291,688 shares of Common Stock (representing all of the shares of Common Stock beneficially owned by it) to Partners I as part of a rebalancing of the portfolio of the Wynnefield Reporting Persons.

(d) and (e) Not Applicable

CUSIP No. 228309100	13D/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 7, 2013

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC, General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC, General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC. PROFIT SHARING & MONEY PURCHASE PLAN

By:	/s/ Nelson Obus
Nelson Obus, Portfolio Manager

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua H. Landes
Joshua H. Landes, Individually